Exhibit I Articles of Incorporation





15285361



STATE OF MONTANA
SECRETARY OF STATE
RESTATED ARTICLES OF INCORPORATION - DOMESTIC
PROFIT CORPORATION/RAILROAD COMPANY

FILING FEE: $15.00

> *For Office Use Only*
> STATE OF MONTANA
> **-FILED-**
> SECRETARY OF STATE
> File Number: 15285361
> Date Filed: 5/24/2022 4:46:00 PM

Filing Fees & Processing Options	
Fees and Processing Options	Standard Processing - $15.00 - Up to 7 - 10 business days processing

Filing Effective Date	
The corporation will be effective:	when filed with the Secretary of State

Entity Details	
The name of the business entity is:	Naiad Creative, Inc.
Montana File Number:	D1233302
Entity Type:	Domestic Profit Corporation
Entity Subtype:	General For Profit Corporation
Entity Status:	Active-Good Standing
Formation Date:	08/12/2021

Corporate Type	
Corporation Type	General For Profit Corporation

Corporate Name	
Do you need to amend your entity name or provide name consent?	No
Entity name	Naiad Creative, Inc.

Term	
Term Expiration	Perpetual / Ongoing

Business Purpose	
Purpose	all legal business

Business Mailing Address of Principal Office	
Address	P.O. BOX 252 TROY, MT 59935

Business Physical Address of Principal Office	
Address	225 EAST KOOTENAI AVE. TROY, MT 59935

Amendment Approval and Vote Details	
Amendment Adoption:	The amendment required approval by the shareholders in the manner required by Title 35 Chapter 14 and by the articles of incorporation.

Other Details	
Other Amendment Details:	
Date of amendment's adoption:	05/23/2022

Shares

Share Type	Series	Shares Authorized	Shares Issued	Share Par Value
Common		10,000,000	1,400,000	0.00001
Preferred		6,000,000	0	0.00001

The registered agent on record is:



Registered Agent	Kristina Boyd
	Non-Commercial Registered Agent
	Agent Number
	RA00028277
	Email Address
	boyd.kristina@yahoo.com
	Website
	Physical Address
	212 MILNOR LAKE RD
	TROY, MT 59935
	Mailing Address
	212 MILNOR LAKE RD
	TROY, MT 59935
Amend the appointed registered agent?	No, keep the current agent information listed above

Directors

Full Name	Business Mailing Address	Position	Email Address
Kristina Boyd	212 MILNOR LAKE ROAD TROY, MT 59935	Director	boyd.kristina@yahoo.com
Shawna Kelsey	316 KALISPELL AVENUE TROY, MT 59935	Director	shawna.kelsey@gmail.com

Officers

Full Name	Business Mailing Address	Position	Email Address
Shawna L Kelsey	316 KALISPELL AVE. TROY, MT 59935	Secretary	shawna.kelsey@gmail.com
Kristina L Boyd	212 MILNOR LAKE ROAD TROY, MT 59935	Treasurer	boyd.kristina@yahoo.com

Declarations

☒ I understand that the information I enter into the online system is public information and will appear online and on copy requests exactly as I key it into the system.

☒ I have been authorized by the business entity to file this document online.

☒ I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is required, who has authorized me to place his/her signature on this document.

Signature

Attorney in Fact	*Shawna Kelsey*	*DawnMarin Dell*	*05/24/2022*
Signer's Capacity	On behalf of	Sign Here	Date
Position		Other Officer	

Daytime Contact

Phone Number   (866) 552-7726

Email   marin@jennykassan.com

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
NAIAD CREATIVE, INC.
a domestic profit corporation

ARTICLE I

The name of the corporation is Naiad Creative, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Montana is 225 East Kootenai Ave., City of Troy, County of Lincoln, 59935 and the name of the registered agent of the Corporation in the State of Montana is Kristina Boyd.

ARTICLE III

The Corporation shall be a general for profit corporation as contemplated by the Montana Business Corporation Act.

ARTICLE IV

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Montana Business Corporation Act.

ARTICLE V

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 6,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The rights, preferences, privileges, and restrictions granted to or imposed on the Common Stock and the Preferred Stock are as follows. Unless otherwise indicated, references to "Sections" in this Article V refer to Sections of this Article V.

1. **Definitions**.

1.1. "**Deemed Liquidation Event**" means (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or if the

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surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.2.　**"Original Issue Price"** of a given share of stock of the Corporation means the purchase price for which such share of stock was issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such share.

1.3.　**"Permitted Repurchase"** shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares.

1.4.　**"Target Preferred Dividend"** shall mean, for any fiscal year, a dividend per share of Preferred Stock equal to or greater than five percent (5%) of the Original Issue Price for each share (prorated as provided in **Section 2.1**).

2.　**Dividends**.

2.1.　For any fiscal year of the Corporation, holders of Preferred Stock shall be entitled to receive, solely when, as, and if declared by the Board of Directors, but in preference to any dividend or distribution on shares of Common Stock as provided in **Section 2.2** below, out of assets that are legally available therefor, a cash dividend on each outstanding share of Preferred Stock.

No dividend declared on any share of Preferred Stock shall be cumulative, and for clarity, holders of Preferred Stock shall have no right to receive dividends for any fiscal year except to the extent that a dividend is declared for such fiscal year by the Board of Directors in its sole discretion.

The amount of the dividend on any share of Preferred Stock with respect to a fiscal year shall be prorated for the number of days within such fiscal year such share is held.

2.2.　So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock for any fiscal year unless each holder of Preferred Stock has received the Target Preferred Dividend for such fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of this **Section 2.2**: (i) any dividend

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on shares of Common Stock payable in the form of additional shares of Common Stock and (ii) any Permitted Repurchase.

2.3. For any fiscal year in which each holder of Preferred Stock receives the Target Preferred Dividend and each holder of Common Stock receives a per share dividend equal to that received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully participate, on a per share basis, in any additional dividends paid to the holders of Common Stock with respect to such fiscal year.

3. Liquidation, Dissolution, or Winding Up; Deemed Liquidation Events.

3.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the Original Issue Price for such share, plus the amount of any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this **Section 3.1**, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to **Section 3.1** above, the holders of shares of Common Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any distribution of residual assets pursuant to **Section 3.3** below, an amount per share of Common Stock equal to the Original Issue Price per share of the most recently sold Preferred Stock plus the amount of any declared but unpaid dividends on such share of Common Stock. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Common Stock the full amount to which they shall be entitled under this paragraph, the holders of shares of Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.3. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to **Section 3.1** above and to the holders of shares of Common Stock pursuant to **Section 3.2** above, the remaining assets of the Corporation available for distribution to its shareholders shall be

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distributed among the holders of shares of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis.

4. **Redemption**.

4.1.   Following the fifth anniversary of the issuance of any share of Preferred Stock, the holder of such share may request redemption of such share at a per share price equal to the Original Issue Price for such share; provided, however, that if the Board of Directors determines that a requested redemption may violate applicable law or impair the Corporation's ability to operate effectively, the Board of Directors may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes, in any case in any reasonable manner determined by the Board of Directors. As a condition to any redemption under this **Section 5.1**, the applicable holder shall (i) if the shares to be redeemed are represented by one or more certificate(s), surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and (ii) otherwise comply with any reasonable instructions of the Corporation to effectuate such redemption. A redemption may not be made unless, immediately following such redemption, the Corporation shall have an outstanding class of Common Stock that is not subject to redemption.

4.2.   In connection with a redemption, if the Corporation redeems less than all of the shares of Preferred Stock represented by a certificate surrendered to the Corporation as contemplated hereby, the Corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares.

5. **Voting**. Except as expressly provided herein or otherwise required by applicable law, (a) the holders of Preferred Stock shall have no voting rights with respect to the affairs of the Corporation by reason of their ownership of such shares, and (b) all voting rights with respect to the affairs of the Corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held by them.

6. **Information Rights.** The Corporation will deliver to the holders of Preferred Stock un-audited annual financial statements no later than 90 days following the close of the fiscal year.

ARTICLE VI

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless otherwise required by applicable law at the time of such election. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

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In furtherance and not in limitation of the powers conferred by the laws of the state of Montana, the Board of Directors of the Corporation is expressly authorized to make, amend, or repeal bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by applicable law, the personal liability of the directors of the Corporation for monetary damages for breach of fiduciary duty as a director of the Corporation shall be eliminated. If applicable law is hereafter amended to permit a Corporation to eliminate such personal liability to a greater extent than is permitted as of the date of filing hereof, then such personal liability shall be eliminated to such greater extent.

To the fullest extent permitted by applicable law, the Corporation shall indemnify (and provide advancement of expenses to) any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation. If applicable law is hereafter amended to permit a Corporation to provide such indemnification (or advancement of expenses) to a greater extent than is permitted as of the date of filing hereof, then the Corporation shall provide such indemnification (or advancement of expenses) to such greater extent.

Any repeal or modification of this **Article VII** shall be prospective only and shall not affect any rights or protections or increase the liability of any officer or director under this **Article VII** in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the State of Montana shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (c) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Montana Business Corporation Act or the Corporation's certificate of incorporation or bylaws, or (d) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

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ARTICLE IX

The name and mailing address of the incorporator are as follows:

DawnMarin Dell
548 Market St., Suite 32053
San Francisco, California 94104

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Montana, do make, file and record this certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this day, May 23, 2022.

DawnMarin Dell, Incorporator